Mail Stop 3561

      							July 12, 2005

Via U.S. Mail and Fax
Mr. Naftali Idan
Chief Financial Officer
24 Raoul Wallenberg Street
Tel-Aviv 69719
Israel

	RE:	Ceragon Networks Ltd.
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 9, 2005
		File No. 000-30862

Dear Mr. Idan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. In our comments we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Note 2: Significant Accounting Policies, page F-8

b. Financial Statements in U.S. dollars: page F-8

1. We note your disclosure that management believes the dollar is the functional currency because it is the primary currency in the economic environment in which the Company and its subsidiaries operate. Tell us whether management performed an analysis of the functional currency for each of your eight subsidiaries separately or for the Company as a whole. If an analysis was performed for each subsidiary separately, provide us with more detail in your response letter that supports management`s conclusion that the dollar is the functional currency for each subsidiary. If the analysis was performed for the Company as a whole, explain to us why you do not believe it is necessary to analyze the functional currency for each subsidiary separately.

k. Revenue recognition: page F-11

2. We note your disclosure that you sell products indirectly through systems integrators, distributors, resellers, and Original Equipment
Manufacturers. For each of these third parties, tell us whether you recognize revenue at the point of delivery to the third party or at the point of delivery to the end-user. Reference all pertinent, authoritative, accounting literature in your response that supports your accounting treatment.

Note 8: Commitments and Contingent Liabilities, page F-20

k. Royalties: page F-20

3. We note your disclosure "The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received". Please tell us in your response letter the amount of potential royalties that you have accrued as of 12/31/04 and explain to us your consideration of SAFS 5 in making this determination. In addition, provide us with the factors that you considered in determining that it is not probable that you will have to pay royalties equal to the full amount of the grants received. Further, please tell us how you account for the interest on the grants received after January 1, 1999.


Note 9 - Shareholders` equity, page F-22

c. Warrant to supplier, page F-23

4. Tell us how you applied the consensus in EITF 96-18 in accounting for the issuance of the warrant to the supplier. Also, tell us why as a result of the adoption of SFAS 150 you recognized a non-cash charge of $3,432 in 2003.

Note 10: Taxes on Income, page F-24

5. We note on page F-27 that you have $69.6 million of accumulated losses for Israel income tax purposes as of December 31, 2004.
Please tell us in your response letter why you do not have a deferred tax asset recorded for these accumulated losses.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Naftali Idan
Ceragon Networks Ltd.
July 12, 2005
Page 4